# LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

RECEIVED
2007 NOV -5 A 8:12

22 October 2007

07027746

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 19 October 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
NOV 0 7 2007
THOMSON
FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Form Version 2.0

# General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 19/10/2007 06:15:29 PM

Reference No LI-071019-85801

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Lion Industries Corporation Berhad**
* Stock name : **LIONIND**
* Stock code : **4235**
* Contact person : **Wong Phooi Lin**
* Designation : **Secretary**

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

**Dealings in Securities by Principal Officers Outside Closed Period**

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Table 1

| Name of Principal Officer | Date of Dealings | Consideration per Share (RM) | Number of Shares Sold | % of Issued Share Capital |
|---|---|---|---|---|
| Wong Fook Hong | 18.10.2007 | 1.99 | 18,000 | Negligible |

LION INDUSTRIES CORPORATION BERHAD (415-D)

..............................................................

*Secretary*

19 OCT 2007

# LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

19 October 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 18 October 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

# General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **18/10/2007 06:16:16 PM**
Reference No **LI-071018-86A54**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Lion Industries Corporation Berhad** |
| * Stock name | : | **LIONIND** |
| * Stock code | : | **4235** |
| * Contact person | : | **Wong Phooi Lin** |
| * Designation | : | **Secretary** |

* Type : ◐ **Announcement** ○ **Reply to query**

* Subject :
**Dealings in Securities by Principal Officers Outside Closed Period**

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Table 1

| Name of Principal Officer | Date of Exercise pursuant to Executive Share Option Scheme | Exercise Price per Share (RM) | Number of Shares Subscribed | % of Issued Share Capital |
|---|---|---|---|---|
| Ng Ho Peng | 10.10.2007 | 1.33 | 20,000 | Negligible |

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

18 OCT 2007

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

18 October 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 17 October 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Form Version 2.0

# General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 17/10/2007 18:19:36
Reference No LI-071017-8B7A9

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Lion Industries Corporation Berhad**
* Stock name : **LIONIND**
* Stock code : **4235**
* Contact person : **Wong Phooi Lin**
* Designation : **Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

**Dealings in Securities by Principal Officers Outside Closed Period**

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Table 1

| Name of Principal Officers | Date of Exercise pursuant to Executive Share Option Scheme | Exercise Price per Share (RM) | Number of Shares Subscribed | % of Issued Share Capital |
|---|---|---|---|---|
| Yew Ai Heang | 08.10.2007 | 1.33 | 10,000 | Negligible |
| Pong Chung Kuan | 09.10.2007 | 1.33 | 20,000 | Negligible |
| | 17.10.2007 | 1.33 | 11,600 | Negligible |

---

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

17 OCT 2007

LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

17 October 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 16 October 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Form Version 2.0

# General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 16/10/2007 06:20:20 PM
Reference No LI-071016-8C80C

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Lion Industries Corporation Berhad** |
| * Stock name | : | **LIONIND** |
| * Stock code | : | **4235** |
| * Contact person | : | **Wong Phooi Lin** |
| * Designation | : | **Secretary** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
**Dealings in Securities by Principal Officers Outside Closed Period**

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Table 1

| Name of Principal Officer | Date of Exercise pursuant to Executive Share Option Scheme | Exercise Price per Share (RM) | Number of Shares Subscribed | % of Issued Share Capital |
|---|---|---|---|---|
| Pang Fook Fah | 03.10.2007 | 1.33 | 21,000 | Negligible |

LION INDUSTRIES CORPORATION BERHAD (415-D)

*Secretary*

16 OCT 2007

**LION INDUSTRIES CORPORATION BERHAD** (415-D)

A Member of The Lion Group

16 October 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 12 October 2007, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

Form Version 2.0

# General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 12/10/2007 06:23:54 PM
Reference No LI-071012-91008

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Lion Industries Corporation Berhad**
* Stock name : **LIONIND**
* Stock code : **4235**
* Contact person : **Wong Phool Lin**
* Designation : **Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**
* Subject :
**Dealings in Securities by Principal Officers Outside Closed Period**

* **Contents :-**

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Table 1

| Name of Principal Officer | Date of Exercise pursuant to Executive Share Option Scheme | Exercise Price per Share (RM) | Number of Shares Subscribed | % of Issued Share Capital |
|---|---|---|---|---|
| Goh Geok Poey | 12.10.2007 | 1.33 | 24,000 | Negligible |

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

12 OCT 2007

END